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212-848-4668
212-646-4668 (Fax)
WRITER’S EMAIL ADDRESS:

ngreene@shearman.com

February 19, 2013

Via Email and EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: SkyBridge G II Fund, LLC (the “Company”)
(File Nos.  333-174399 and 811-22561)

Dear Ms. Browning:

This letter responds to comments that you provided by phone to Nathan Greene on February 14, 2013 and February 15, 2013 to a draft prospectus on Form N-2 submitted via electronic mail on February 8, 2013 (the “Prospectus”). The Prospectus was submitted concurrently with a correspondence filing which addressed certain comments that you had previously provided to the Company’s POS 8C on January 30, 2013. Below, we identify your February 14 and February 15 comments to the Prospectus and offer our responses.1

We believe that this updated language sufficiently addresses your comments, and we intend to file a revised “497” version of the Prospectus along with a request that our February 8 POS 8C be declared effective as soon as practicable.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Prospectus.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

I.	General Comments

COMMENT: You have requested that we clarify language relating to the Company’s thematic investment approach. Specifically, you have requested that we further explain what is meant by a “theme” and provide hypothetical examples.

RESPONSE:  We will amend the language in the “Investment Objective and Investment Program” section of the Prospectus to include the following bolded language:

“The Company seeks to implement its objectives principally through investing in investment funds (“Investment Funds”) managed by third party investment managers (“Investment Managers”) that employ a variety of alternative investment strategies. These investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets and are referred to as “alternative” strategies in contrast to the long-only, limited-leverage investment programs of conventional registered investment companies such as mutual funds. The Adviser seeks to employ a combination of a “top-down” and a “bottom-up” investment approach, with the goal of identifying attractive Investment Funds that fit into one or more investment “themes” identified by the Adviser.  The Adviser considers a theme to be a market or economic development believed by the Adviser as likely to drive profits, typically because the Adviser believes that the impact of the chosen theme on the pricing of particular market instruments or segments is not fully appreciated.   For example, if the Adviser has a view on levels of future market volatility, the Adviser might seek to invest in Investment Funds believed to benefit from the expected volatility environment while reducing exposure to those believed to be less well placed. As another example, if the Adviser believes that credit “spreads” (referring to differences in interest rates between Treasury securities and non-Treasury securities) are poised to rise or fall, the Adviser might seek to invest in underlying Investment Funds exposed to instruments believed to be sensitive to those spread movements.   This opportunistic, theme-based approach will establish the focus of the Fund’s investments, which is expected to change over time based on the Adviser’s research and market sentiment.”

Similarly, we have amended the language in the “Risks” section of the Prospectus to include the following bolded language:

“The Investment Program Is Speculative and Entails Substantial Risks. All securities investing and trading activities risk the loss of capital. No assurance can be given that the stated investment objective or return/volatility targets will be achieved. Performance will depend upon the performance of the Investment Funds and the Adviser’s ability to effectively select Investment Funds and allocate and reallocate assets among them.

Ms. Kimberly Browning

Each Investment Fund’s use of leverage, short sales and derivative transactions, in certain circumstances, can result in significant losses. Because the Company is a non-diversified investment company, the percentage limitations imposed by the 1940 Act on the portion of assets that may be invested in the securities of any one issuer do not apply. The Adviser also employs an opportunistic, theme-focused investment program under which, at times, a substantial majority of the Company’s assets will be exposed to one or a limited number of investment themes. As a result, the investment portfolio of the Company may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers or based on broader range of investment ideas or themes.”

COMMENT: You have requested that we confirm that, in the event the Company determines to engage in direct derivatives transactions, it will expand its discussion of its related asset segregation policies pursuant to Investment Company Act Release No. 10666 and certain related No-Action and interpretive guidance.

RESPONSE:  We so confirm.

The Company acknowledges that should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Prospectus have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Prospectus.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Prospectus have been adequately addressed, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosures in the Prospectus.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668 or my colleague Shawn Pelsinger at (212) 848-5242.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

Christopher Hutt (an officer of the Company and the Adviser)
Shawn K. Pelsinger (S&S)